Contact

www.linkedin.com/in/igor-nunez-b0aa1a277 (LinkedIn)

Igor Nunez

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Miami, Florida, United States

Experience

Vlue
Founder and CEO
January 2021 - Present (4 years)
Miami, Florida, United States

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